UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 13, 2009
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☒ Form 20-F           ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:      ☐ Yes            No      ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       n/a

Other Information
     Attached hereto as Exhibit 99.1 is a Notice of Special Meeting of Shareholders, dated March 13, 2009, to all shareholders of record as of February 27, 2009, notifying shareholders of a special meeting to be held on April 6, 2009, and the proxy statement of the Company.
Where to Find Additional Information
     The Company is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. It is, however, the intent of the Company to provide to its shareholders proxy materials with respect to the dissolution and plan of liquidation that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.
     The Company has filed with the SEC a proxy statement in connection with the dissolution and plan of liquidation of the Company. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the dissolution and plan of liquidation of the Company. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed dissolution and liquidation. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the proxy statement filed with the SEC in connection with the dissolution and plan of liquidation of the Company.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

99.1	Notice of Shareholder Meeting and Proxy Statement dated March 13, 2009

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: March 13, 2009	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer